yangtze river development limited

183 BROADWAY, SUITE 5

NEW YORK, NY 10007

February 28, 2017

Tom Kluck

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited
Amendment No. 9 to Registration Statement on Form S-1 Filed January 9, 2017 File No. 333-209579

Dear Mr. Kluck:

By letter dated January 27, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yangtze River Development Limited (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 9 to Registration Statement on Form S-1 filed on January 9, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Description of Business

Armada Financing, page 30

1.	We note your response to comment 2 of our letter and reissue in part our prior comment. Please revise to describe the basis for Beijing Jinggang Real Estate Appraisal Co., Ltd.’s determination that $1.66 billion is a fair reflection of the value of the project in Wuhan or advise us why such disclosure is not necessary. We further note that your disclosure on page 43 states “[w]e determined the valuation of $1.66 billion of the Company is a fair reflection of the value of the project in Wuhan” (emphasis added). Please revise to remove the phrase “of the Company” for clarity. Additionally, please revise your disclosure here to identify Beijing Jinggang Real Estate Appraisal Co., Ltd.’s expertise in infrastructure and real estate valuation in China.

RESPONSE: We respectfully submit to the Staff that we have terminated the Armada Financing and filed a Form 8-K with respect to the termination on February 27, 2017. Therefore, we believe this comment is no longer relevant due to the termination of the transaction.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

2.	We have considered your response to comment 4 and note your intent to account for the equity interest with Wight under the equity method of accounting. It appears that your acquisition of an investment in Wight is significant in accordance with Rule 8-04 of Regulation S-X. Please revise your filing to include financial statements of Wight pursuant to Rule 8-04 of Regulation S-X and pro-forma financial information pursuant to Rule 8-05 of Regulation S-X.

RESPONSE: We respectfully submit to the Staff that the Company, on February 27, 2017 filed a Form 8-K as below:

As previously reported by Yangtze River Development Limited (“Company”) on a Form 8-K filed with the SEC on October 6, 2016 and November 23, 2016, the Company, by and among Armada Enterprises GP (“Armada”) and Wight International Construction, LLC (“Wight”), entered into (i) a Contribution, Conveyance and Assumption Agreement (“Contribution Agreement”) dated October 3, 2016 and its first and second addendums and (ii) an Amended and Restated Limited Liability Company Agreement dated November 16, 2016 (collectively with the Contribution Agreement, the “Agreements” or “Transaction”), whereby the Company acquired 100 million preferred B membership units, which will be ultimately converted into 100 million LP units in Armada Enterprises LP and in exchange, the Company issued a $500 million convertible promissory note (“Note”) and 50,000,000 shares of the Company’s common stock to Wight. As result of the Transaction and the conversion of the Note on November 17, 2016, Wight owns 100,000,000 shares of the Company’s common stock representing 36.73% of the Company’s voting power; the Company owns 100 million preferred B membership units in Wight representing 62.5% non-voting equity interest in Wight.

Under the terms of the Transaction, at the first closing, Wight was required to provide an aggregate total of $200 million, including $50 million in Working Capital and $150 million in Construction Funding, to the Company by January 18, 2017. Wight did not provide the funding on January 18, 2017 and the Company gave Notice of Default and Request for Cure. Wight proposed to provide $50 million in Working Capital on or before February 15, 2017 and secure $150 million in Construction Funding on or before March 15, 2017. Wight failed to provide the $50 million in Working Capital as proposed by February 15, 2017. Therefore, the Company, on February 24, 2017 determined to terminate the Transaction for non-performance by Wight pursuant to the Agreements executed among the Company, Armada and Wight. Pursuant to the Agreements, the termination of the Transaction calls for the immediate return of the 100,000,000 shares of common stock issued by the Company to Wight. On February 27, 2017, the Company issued a Notice of Termination to Wight and demanded the return of the 100,000,000 shares of common stock according to the Agreements. The Company reserves the right to pursue any further legal action with respect to Armada and Wight’s default.

As a result of the termination of the Transaction, we shall not recognize the equity interest with Wight, and therefore, we are not required to revise our filing to include financial statements of Wight pursuant to Rule 8-04 of Regulation S-X and pro-forma financial information pursuant to Rule 8-05 of Regulation S-X.

Division of Investment Management

3.

Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”) defines “investment company” as any issuer that is engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(a)(1)(A) of the 1940 Act defines “investment company” as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. In light of the foregoing, please advise us as follows:

a.	Your response letter contains a chart (“Chart”) indicating that the Company acquired $402 million in investment securities on December 12, 2016. Please confirm to us that the $402 million in investment securities disclosed on the Chart represents all of the Company’s interest in Wight and Armada LP. Please confirm to us that the Company does not and did not at any time covered by the Chart own or propose to acquire any other investment securities within the meaning of section 3(a)(1)(C) of the 1940 Act.

b.	On page F-38 of the Prospectus, under “Armada Transaction”, third and fourth paragraphs, you state that the Company provided a $500 million convertible promissory note and 60 million of its shares (worth $500 million at your estimate of $8.33 per shares) in exchange for the interests in Wight/Armada LP. You also state that the interests in Wight have “an aggregate value of $1 billion.” In light of these facts, please explain to us more fully how you arrived at your estimate in the Chart that the interests Wight/Armada LP are worth only $402 million.

c.	Please explain to us why the company is not an investment company within the meaning of section 3(a)(1) of the 1940 Act during the period when, according to the Chart, the Company owned or proposed to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

RESPONSE: We respectfully submit to the Staff that as a result of the termination of the Transaction mentioned above, we shall not recognize any investment securities that fulfill the definition outlined in Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). Therefore, the Company is not required to the responses of your comments number 3(a), (b) and (c).

Thank you for your assistance in reviewing this filing. We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer